INSIDER TRADING POLICY
Effective October 1, 2024
I.Purpose
In order to take an active role in preventing potential insider trading violations by directors, employees and other related individuals of MGP Ingredients, Inc. (together with all of its majority-owned subsidiaries, the “Company”), the Company has adopted this Insider Trading Policy (this “Policy”). As a public company, the Company is subject to federal, state, and foreign laws governing trading in its securities. The Company depends on the conduct and diligence of its directors and employees, in both their professional and personal capacities, to ensure compliance with this Policy.
The Company’s policy is that directors, officers, employees, and others subject to this Policy must comply with insider trading and securities laws that prohibit buying or selling a company’s securities while aware of material nonpublic information about a company or providing material nonpublic information to another person who trades on the basis of that information or passes that information to a third party who trades. Regulators have adopted sophisticated surveillance techniques to identify insider trading transactions, and it is important to the Company to avoid even the appearance of impropriety.
II.Administration of this Policy
The General Counsel (or head of the Company’s legal department) will serve as the Insider Trading Compliance Officer (the “Compliance Officer”) for the purposes of this Policy, except that in the General Counsel’s absence or with respect to matters under this Policy relating to the General Counsel, the Chief Financial Officer will serve as the Compliance Officer. All determinations and interpretations by the Compliance Officer will be final and not subject to further review. The Compliance Officer may delegate or share any of his or her duties with any other individual the Compliance Officer deems appropriate.
III.Persons and Entities Subject to this Policy
This Policy applies to all directors, officers, and employees of the Company (sometimes referred to in this Policy as “you” or “your”). The Company may also determine that contractors, consultants, or other persons are subject to this Policy.
This Policy continues to apply after the end of employment with the Company or termination of service to the Company. If an individual is in possession of material nonpublic information when his or her employment ends or service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.
Policy Owner: Legal Team

This Policy also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). This Policy does not apply to personal securities transactions of Family Members where the purchase, sale, or gift decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.
This Policy also applies to any entities, including any corporations, limited liability companies, partnerships, charitable organizations, estates, or trusts, that you or your Family Members influence or control (collectively referred to as “Controlled Entities”).
You may be held responsible for the transactions of your Family Members and Controlled Entities, and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all transactions by your Family Members and Controlled Entities for the purposes of this Policy and applicable insider trading and securities laws as if the transactions were for your own account.
IV.Transactions Subject to this Policy
This Policy applies to all transactions in the Company’s securities (collectively referred to as “Company Securities”), including common stock, options to purchase common stock, or any other type of securities that the Company may issue (such as preferred stock, convertible notes, and warrants), as well as derivative securities relating to Company securities, whether or not issued by the Company.
Transactions subject to this Policy include purchases, sales, and gifts of Company Securities; provided that certain gifts of Company Securities are exempt from certain provisions of this Policy. Any bona fide gift of Company Securities will be exempt from all provisions of this Policy (other than as set forth in Section I(3) of Addendum A to this Policy) if either of the following applies (i) the gift of Company Securities is being made to a person or a Controlled Entity that is subject to this Policy or (ii) the individual making the gift has a reasonable basis for believing that the recipient of the gift will not sell the Company Securities immediately or during a period when the individual making the gift would not be permitted to trade pursuant to the terms of this Policy.
V.Individual Responsibility
Every person subject to this Policy has ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity subject to this Policy also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director does not constitute legal advice or insulate an individual from liability under any insider trading or securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as explained in more detail in Section XI of this Policy.
VI.Guidance on Understanding What Is Material Nonpublic Information
Material Information. Information is generally considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some common examples of information that may be regarded as material are:
•Financial results or earnings information;
•Projections of future earnings or losses, other earnings guidance, changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•A pending or proposed merger, acquisition, tender offer, disposition, investment, joint venture, or acquisition or disposition of a significant asset;
•Development of a significant new product, process, or service;
•The gain or loss of a significant customer or supplier;
•A change in the Company’s pricing or cost structure;
•A change in senior management;
•A change in dividend policy, the declaration of a stock split, an offering of additional Company Securities, or the establishment of a repurchase program for Company Securities;
•Unusual borrowings, other financing transactions out of the ordinary course, the existence of severe liquidity problems, significant asset write-downs (or write-ups), a Company restructuring, or impending bankruptcy;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Pending or threatened significant litigation, the resolution of significant litigation, or significant regulatory inquiries or actions;
•Significant cybersecurity incidents;
•Significant related party transactions; and
•The imposition of an event-specific restriction by the Compliance Officer on trading in Company Securities or the securities of another company.

Nonpublic Information. Information that has not been disclosed or available to the public is generally considered to be nonpublic information. In order to be considered disclosed or available to the public, the information must be widely disseminated to the general public, such as through a press release, filing with the Securities and Exchange Commission (the “SEC”), or publicly-accessible conference call or webcast.
Once information is widely disseminated, the investing public should have sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until two full trading days following the public release of the information have passed. If, for example, the Company were to make an announcement on a Monday after the NASDAQ stock market closes, the information would not be considered fully absorbed by the marketplace until the market opens on Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to trading following the release of specific material nonpublic information.
VII.Prohibition on Trading on or Tipping of Material Nonpublic Information
No Company director, officer, or employee (or others subject to this Policy) who is aware of material nonpublic information (as described in Section VI of this Policy) relating to the Company may, directly or indirectly:
1.Engage in transactions in Company Securities, except as otherwise specified in Section IX of this Policy and the Addendums to this Policy;
2.Recommend the purchase or sale of any Company Securities or that others engage in transactions in any Company Securities;
3.Disclose material nonpublic information (or “tip”) to (a) Company employees whose jobs do not reasonably require them to have that information or (b) persons or third parties outside of the Company, including family, friends, business associates, investors, and expert consulting firms, unless this disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
4.Assist anyone engaged in the above activities.
In addition, no director, officer, or other employee of the Company (or any other person subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about another company or that may impact another company (including a customer, supplier, or potential acquisition target of the Company) may trade in that company’s securities until the information becomes public or is no longer material.
Event-Specific Trading Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few individuals. As long as the event remains material and nonpublic, individuals designated by the Compliance Officer, as well as Family Members and Controlled Entities of these individuals, may not trade Company Securities. In these situations, the Compliance Officer may notify these persons that they should not trade in the Company’s Securities without disclosing the reason for the restriction. The existence of an event-specific blackout period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who may not trade due to an event-specific restriction, you may not engage in transactions in Company Securities while aware of material nonpublic information. Except as described in Section IX of this Policy and the Addendums to this Policy, exceptions will not be granted during an event-specific trading blackout period.
VIII.Other Prohibited Transactions
The Company has determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, all persons subject to this Policy are prohibited from engaging in the transactions described below.
1.No Short Sales. No Company director, officer, or employee (or others subject to this Policy) may engage in the short sales of Company Securities. Short sales (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance.
2.No Investments in Derivatives of Company Securities. No Company director, officer, or employee (or others subject to this Policy) may invest in put options, call options, warrants, stock appreciation rights or other securities whose value is derived from the value of a Company Security on an exchange or in any other organized market. Given the relatively short term of publicly-traded derivative securities, transactions in derivatives may create the appearance that a person is trading based on material nonpublic information and focus someone’s attention on short-term performance at the expense of the Company’s long-term objectives. Holding and exercising stock options, restricted stock, restricted stock units, or other securities granted under the Company’s equity compensation plans is not prohibited by this Section VIII(2) of this Policy.
3.No Hedging Transactions. No Company director, officer, or employee (or others subject to this Policy) may engage in hedging or monetization transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Hedging transactions may permit a person to continue to own Company Securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other shareholders.
4.No Margin Purchases or Pledged Securities. No Company director, officer, or employee (or others subject to this Policy) may purchase Company Securities on margin or pledge Company Securities as collateral for a loan. Purchasing on margin means borrowing from a brokerage firm, bank, or other entity in order to purchase Company Securities. Securities purchased on margin or pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities under this Policy.
IX.Exempted Transactions
The following transactions are exempt from coverage under this Policy.
1.Restricted Stock and RSU Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units granted pursuant to the Company’s equity compensation plans. The Policy does, however, apply to any market sale of restricted stock or shares acquired upon settlement of restricted stock units.
2.Tax Withholding. This Policy does not apply to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an award granted under the Company’s equity compensation plans, but does apply to any market sale for the purpose of generating cash needed to pay tax withholding.
3.Transactions with the Company. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.
4. 10b5-1 Plan Transactions. This Policy does not apply to transactions under an approved Rule 10b5-1 plan, as explained in Addendum B to this Policy.
There are no exceptions to this Policy, except as specifically stated in this Policy. The need to raise money for an emergency or small transactions are not exemptions from this Policy. Insider trading and securities laws do not recognize any mitigating circumstances, and even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
X.Additional Restrictions on Access Persons and Section 16 Persons
Each Company director or officer (each a “Section 16 Person”) subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other officers and employees of the Company who have been designated as “Access Persons” by the Compliance Officer due to their position or their potential exposure to material nonpublic information, as well as Family Members and Controlled Entities of such individuals, are subject to additional restrictions on trading Company Securities as set out in Addendum A to this Policy.
XI.Consequences of Violations
Transactions in Company Securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. attorneys general and state enforcement authorities as well as the laws of non-U.S. jurisdictions.

Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by Company personnel.
In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including termination of employment for cause, whether or not the individual’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.
XII.Compliance Procedures
For purposes of ensuring that this Policy is disseminated to all Company director, officer, or employee (or others subject to this Policy):
1.Policy Posting. The current version of this Policy will at all times be posted on the Company’s intranet for employees. You may also request a copy of the current version of this Policy from the Compliance Officer.
2.Certification. As part of the Company’s compliance procedures, all Company directors, officers, and salaried employees (and others subject to this Policy) are required to certify that they have read, understand, and agree to comply with this Policy annually and upon commencing employment or service with the Company.
3.Training. The Company periodically provides training and guidance on this Policy and insider training laws to Company directors, officers, and employees (and others subject to this Policy).
XIII.Company Assistance
If you have a question about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Compliance Officer, who can be reached at mgplegal@mgpingredients.com.

ADDENDUM A TO INSIDER TRADING POLICY
Additional Requirements and Responsibilities for Access Persons

This Addendum A supplements the Company’s Insider Trading Policy and applies only to Access Persons, as defined in the Policy, including Family Members and Controlled Entities of these individuals. The additional procedures set forth in this Addendum are intended to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.
I.Pre-Clearance and Quarterly Blackout Periods
1.Pre-Clearance Procedures. Individuals designated by the Compliance Officer as Access Persons may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. All trades that are pre-cleared must be made within three business days of receipt of the pre-clearance unless an exception has been granted by the Compliance Officer. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks preclearance and permission to engage in the transaction is denied, or permission is granted and the person learns of material nonpublic information before the transaction is effected, then he or she must refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction. Neither the Company nor any person acting as the Compliance Officer is liable for refusing to permit a transaction or for any delay in making or communicating a decision regarding a pre-clearance request and will not be liable for approving a transaction that is subsequently found to be unlawful or that creates liability for an Access Person.
When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer. If the requestor is a Section 16 Person, he or she should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if applicable, at the time of any sale.
If an Access Person’s employment or service with the Company terminates, the pre-clearance procedures specified in this Addendum will cease to apply to the Access Person and his or her Family Members and Controlled Entities upon the expiration of any quarterly blackout period or other Company-imposed trading restrictions that may be applicable at the time the Access Person’s employment or service with the Company terminates.

2.Quarterly Trading Restrictions. Access Persons may not conduct any transactions involving the Company’s Securities (other than as explicitly specified by this Policy), during a quarterly blackout period beginning two weeks prior to the end of each fiscal quarter and ending after two full trading days following the public release of the Company’s earnings results for that quarter have passed. For example, if the Company were to issue its earnings results on a Thursday before the NASDAQ stock market opens, the quarterly trading restrictions would end when the market opens on the following Monday.
3.Post-Transaction Notice and Notice of Gifts. Section 16 Persons must also notify the Compliance Officer (or his or her designee) of the occurrence of any (a) purchase, sale, gift, or other acquisition or disposition of Company Securities as soon as possible following the transaction, but in any event within one business day after the transaction, and (b) planned gift (even if otherwise exempt from this Policy) of Company Securities at least two business days in advance of making the gift. These notifications must be in writing (and may be by email) and include the identity of the covered person, the type of transaction, the date of the transaction, the number of shares involved, and the purchase or sale price.
4.Timing of Transactions. For purposes of this Section I of this Addendum, a purchase, sale, gift, or other acquisition or disposition will be deemed to occur at the time the person becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).
5.Hardship Exception. Under certain very limited circumstances, generally involving an unexpected financial hardship, an Access Person may be permitted to trade during a blackout period, but only if the Compliance Officer concludes that the Access Person does not possess material nonpublic information. Individuals wishing to trade during a quarterly blackout period should contact the Compliance Officer for approval at least two business days in advance of any proposed transaction involving Company Securities. Due to the limited circumstances under which a hardship exception may be granted, you should not expect to receive approval for this exception.
II.    No Short-Term Trading
Any Company director or Section 16 Person who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa). Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives.

ADDENDUM B TO INSIDER TRADING POLICY
Requirements for Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased, sold, or gifted without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the requirements set forth below.
In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party and meet the other requirements set forth below.
Any Rule 10b5-1 Plan must be submitted for approval at least five business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required under this Policy.
The following requirements apply to all Rule 10b5-1 Plans (unless otherwise approved by the Compliance Officer):
•You may not enter into, modify, or terminate a Rule 10b5-1 Plan during a quarterly blackout period, an event-specific trading blackout period, or while you are otherwise aware of material nonpublic information.

•For Section 16 Persons, no transaction may take place under a Rule 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (i) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1), but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan.

•For persons other than Section 16 Persons, no transaction may take place under a Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Rule 10b5-1 Plan.

•Subject to certain limited exceptions specified in Rule 10b5-1, you may not have more than one Rule 10b5-1 Plan in effect at any same time.

•Subject to certain limited exceptions specified in Rule 10b5-1, you may only enter into a Rule 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Plan as a single transaction (a “single-transaction plan”) if you entered into a “single-transaction plan” in the prior 12 months.

•You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b5. Therefore, although modifications to an existing Rule 10b5-1 Plan are not prohibited, a Rule 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.

•Section 16 Persons must include a representation in the Rule 10b5-1 Plan that (i) the person is not aware of material nonpublic information about the Company or Company Securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.
For purposes of the above, a modification as specified in Rule 10b5-1 includes any modification of a Rule 10b5-1 Plan that changes the amount, price, or timing of the purchase or sale of securities underlying the 10b5-1 Plan.
The Company and the Company’s officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Officers and directors of the Company must provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.
Each Section 16 Person understands that the approval or adoption of a preplanned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, you should consult with your own counsel in implementing a Rule 10b5-1 Plan.